KIBUSH CAPITAL CORP.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

November 11, 2015

Amit Pande

Office of Financial Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 20, 2015
File No. 000-55256

Dear Mr. Pande:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated October 28, 2015 are quoted below and are followed in each case by the Company's response thereto.

Item 1. Financial StatementsInterim Consolidated Balance Sheets, page 4

1.

We note your response to comment 1 in our letter dated August 31, 2015 on your Form 10. Please provide us with a reconciliation of your 77,399,187 outstanding shares of common stock as of June 30, 2015 to the 53,387,485 shares outstanding at September 30, 2014 and revise your Forms 10-Q in future filings to include a Statement of Stockholders' Equity (Deficit).

Please see the reconciliation attached hereto as Exhibit A. Furthermore, we acknowledge that a statement of stockholders' equity (deficit) will be added to future Form 10-Q filings.

2.

We note the statement from your response to comment 11 in our letter dated August 31, 2015 on your Form 10 that the Assignment and Bill of Sale agreement dated February 14, 2014 with Five Arrows Limited included the assignment of the Koranga Joint Venture. Given that this agreement, filed as Exhibit 10.5 to your Form 10/A filed August 5, 2015, does not appear to make any mention as to the assignment of the Koranga Joint Venture, please tell us the basis for your statement and provide us any supporting documentation.

The Assignment and Bill of Sale did assign the Koranga Joint Venture, though by inadvertence, it is not readily apparent from the text of that document. Five Arrows first entered into the initial joint venture agreement with the Koranga landowners and such agreement was reduced to a written agreement on February 14, 2014 (see Exhibit B). Five Arrows then assigned the joint venture agreement and various assets to the Company. This assignment was included in our Form 10 filing as Exhibit 10.5. While the Assignment could have been more adequately worded, the intent and effect was to assign the Joint Venture to the Company. Attached as Exhibit C is a letter from Five Arrows confirming that the Koranga Joint Venture was included in the February 14, 2014 assignment. Furthermore, attached as Exhibit D is the resolution from the Company consenting to the assignment. On February 28, 2014, the Company had the Koranga landowners resign the joint venture agreement with the Company rather than rely on the assignment of interest by Five Arrows (see Exhibit E).

KIBUSH CAPITAL CORP.

File No. 000-55256

November 11, 2015

Notes to the Financial StatementsNote 2 Summary of Significant Accounting PoliciesMineral Property, Mineral Rights (Claims) Payments and Exploration Costs, page 12

3.

We note your response to the fourth bullet of comment 2 in our letter dated August 31, 2015 on your Form 10. Please revise your future filings to include disclosure similar to that provided in your response related to your accounting treatment of contractual relationships similar to a mining lease. Please provide us with a draft of your proposed disclosure.

Our proposed additional disclosure is as follows:

Accounting Treatment of Mining Interests: At this time, the Company does not directly own or directly lease mining properties. However, the Company does have contractual rights and governmental permits which allow the Company to conduct mining exploration on the properties referenced in this report. These contractual relationships, coupled with the government permits issued to the Company (or a subsidiary), are substantially similar in nature to a mining lease. Therefore, we have treated these contracts as lease agreements from an accounting prospective.

Item 6. Exhibits, page 24

4.	We note your response to comment 3 in our letter dated August 31, 2015 on your Form 10 related to your acquisition of 49% of Aqua Mining Limited on May 26, 2014. Please address the following:

•	Tell us the value that was assigned to your ownership of 49% of Aqua Mining; and

•	Please provide us with and file as an exhibit a copy of the agreement that constitutes the incorporation of Aqua mining on May 26, 2014 and reflects your 49% ownership.

The initial value assigned to our 49% ownership of Aqua Mining was 1 Papua New Guinean Kina per share for a total of 49 Kinas (approximately $17 US), as it was effectively a start up until we had finalized agreements on projects. Attached as Exhibit F is the Certificate of Incorporation for Aqua Mining. Attached as Exhibit G is the Company Extract for Aqua Mining as of May 26, 2014. Attached as Exhibit H is the Notice Of Issue Of Shares for Aqua Mining.

KIBUSH CAPITAL CORP.

File No. 000-55256

November 11, 2015

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO

Exhibit A

Share Reconciliation

	Common	Preferred
Balance at September 30, 2014	53,837,485	3,000,000

Repayment of convertible loans @ .001 per share of common stock	2,560,000

Balance at December 31, 2014	56,397,485	3,000,000

Repayment of convertible loans @ .001 per share of common stock	2,000,000

Balance at March 31, 2015	58,397,485	3,000,000

Repayment of convertible loans @ .001 per share of common stock	2,000,000
Common stock issued - Warren Sheppard	3,001,702
Common stock issued - Five Arrows	14,000,000
Balance at June 30, 2015	77,399,187	3,000,000

Exhibit B

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made on 14th of February 2014 by and between the following parties:

PARTY A: The Lease Holders of ML296-301 and ML278 known as Gambo Gambo, Bun Mang, Yowas Juari, Tom Marika, James Koitimara for Koitimara Liam, Kula Seonjin, and Bataki Tiving at Koranga in Wau, Morobe Province, Papua New Guinea of the one part (hereinafter referred to as Leaseholders);

And

PARTY B: Five Arrows Limited ("Transferor") , located at Suite 201, Rogers Office Building, Edward Wallace Rey drive, George Hill, Anguilla.

RECITALS:

A.	That Party A and Party B have agreed to enter into a Joint Venture agreement for the purpose of mechanized alluvial gold mining operations under the terms and conditions set out herein.

B.

That Party A comprises ion Gambo, Bun Mang, Yowas Juari, Tom Marika, James Koitimara for Koitimara Liam, Kula Seonjin, and Bataki Tiving and are the legal mining tenement holders of a valid alluvial gold mining leases known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

C.

That Party B is a company duly incorporated and registered in Anguilla, of Suite 201, Rogers Office Building, Edward Wallace Rey drive, George Hill, Anguilla, represented by Mr Richard Wilson or it's nominated Contract Mining Company, shall carry out alluvial gold mining operations on ML296-301 and ML278 and Party B shall meet all the operating expenditure requirements of the project.

D.

That Party A shall be entitled to 30% of the Net Profit of the Joint Venture Entity, and PARTY B shall be entitled to the remaining 70% Net Profit as the financier and operator of the tenement upon execution of this agreement.

Party A initials	Page 1 of 8	Party B initials

NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the promises and of the mutual covenants and agreement herein contained, the parties hereto have agreed and to hereby agree as follows:

1.	The Joint Venture Terms and Conditions

1.1

The parties hereby agree to associate and participate in a joint venture agreement for the sole purpose of carrying out mechanized alluvial mining operations under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

1.2

That Party B as the Operator shall finance and carry out mechanized alluvial mining operations under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

1.3

The Party B shall assume all the rights, duties, obligations and statues of arising from Party B's role as the Operator pursuant to this Agreement and the respective initial rights of Party B in ML296-301 and ML278, shall be 70% and Party A shall maintain 30% of the rights herein under.

1.4

That the ownership of all assets including but not limited to equipment purchased or any other structures built on site will remain solely as the property of Party B and Party A irrevocably agrees not to ever claim ownership of such assets or to cause the loss of ownership of such assets from Party B.

1.5

That Party A and Party B each respectively set aside 1% of their share from the Net Profit (1% from Party A and 1% from Party B) will set aside in a nominated trust account 2% of the profits made from the operations for landowners, the government or whoever that has the legal right over the land as required by the mining policy. In the event such funds are not utilized or such purposes as described, Party A and Party B shall be entitled to claim back their contributions into the nominated trust account.

1.6

That Party B shall have the authority under as ML296-301 and ML278 to manage and carry out mining operations, to enter into contracts and sub- contracts with third Parties on behalf of the Joint Venture herein and to incur all costs required for such purpose.

1.7

That Party B will give first priority to the lease holders, their relatives followed by the local Wau community employment opportunities given they have the appropriate skills and experience required. However, Party B shall reserve the rights to recruit any employee from the local community or other communities/provinces, or foreigners without reference nor approval from anyone.

1.8

That Party B will give first priority on spin off business engagements to the lease holders if they or their partners have the required capacity, experience and reputation to provide the services to standards and within budgets and time frame. However, Party B shall have the discretion to engage any party to carry out any work as required for the project without reference nor approval from Party A.

Party A initials	Page 2 of 8	Party B initials

1.9

That Party B shall represent the Party A in any dealings with the Government in respect of ML296-301 and ML278 and sign any submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government.

1.10

That Party A will ensure through its Mining Lease Holding rights, privileges and powers organise in a fair and practical manner, a smoother resettlement of settlers currently settled within the mining leases when the progress of the mining operations warrants that such an exercise is crucial and necessary. Party B will be willing to assist Party A in whatever capacity that is reasonable and fair.

1.11

That the Parties hereto acknowledge that this Agreement is subject to any and all approvals as may be required under the mining Act of 1992 (PNG) or any successor statute thereto and the parties convenient and agree to each use their best efforts to obtain any and all such approvals as may be necessary in order to give effect to the provisions of this Agreement. The Office of the Registrar will be notified in the first instances and enter into a registration of the same to effect the agreement.

2.	Representations, Warranties and Covenants of Party A

2.1

That Party A warrants that Party A is the mining tenement holder of valid alluvial gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located in Wau, Morobe Province, Papua New Guinea and is bounded by straight lines joining the geographical co-ordinate points tabulated herein:

Point No	Easting	Northing
1	146˚42'51.79176"E	-7˚20'4.233516"N
2	146˚42'48.87864"E	-7˚19'55.946964"N
3	146˚42'48.35304"E	-7˚19'56.785944"N
4	146˚42'43.05708"E	-7˚20'0.805452"N
5	146˚42'37.50444"E	-7˚20'3.119028"N
6	146˚42'51.35.019"E	-7˚19'56.132112"N
7	146˚42'35.514"E	-7˚19'54.369408"N
8	146˚42'33.96168"E	-7˚19'53.602644"N
9	146˚42'22.00752"E	-7˚19'58.602612"N
10	146˚42'22.76856"E	-7˚20'0.126816"N
11	146˚42'26.50608"E	-7˚20'10.829112"N
12	146˚42'39.46176"E	-7˚20'8.729376"N

Party A initials	Page 3 of 8	Party B initials

2.2

That Party A has full power and authority to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

2.3

That Party A hereby warrants that Party B shall be the only legal and valid joint venture partner pursuant to the joint venture arrangement hereon and any other previous joint venture arrangements with any other parties shall be considered null and void with immediate effect. That Party A further warrants that Party A does not have any valid and binding agreement under ML296-301 and ML278 with any other parties and will not attempt to solicit any other parties to work under ML296-301 and ML278. That Party A also warrants that Party A will not assign, transfer mortgage or otherwise dispose of all any aprt of its under ML296-301 and ML278 nor grant any other party any rights to carry on any activities on under ML296-301 and ML278 unless the assignee, transferee, mortgagee or dispose or the grantee (as the case may be) first enters into a binding written agreement with the parties hereto agreeing to be bound by this Agreement.

2.4

That Party A warrants to ensure that Party B has full and unrestricted access to project site under ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea and Part A also warrants that no other prospective parties shall be allowed to enter into the boundary of the project site without prior approval from Party B.

2.5

That Party A warrants to provide full cooperation to Party B and/or its representatives, nominees, permitted assigns etc for the purpose of carrying out commercial mining operations under ML296-301 and ML278.

2.6

That Party A irrevocably agrees that the rights of Party B in relation to in ML296-301 and ML278, constitute a caveat interest such that each of the other parties hereto is entitled to and maintain a caveat under the Mining Act 1992 (PNG) or any successor statue thereto to protect their rights hereunder and Party A will take no action to seek the removal of any caveat so lodged.

2.7

That Party A warrants that if Party B ceases operation, Party B shall be allowed to forthwith retrieve all of its assets, property, books, records, and other property relating to the joint venture arrangement herein without any restriction from Party A.

Party A initials	Page 4 of 8	Party B initials

3.	Representations, Warranties and Covenants of Party B

3.1	That Party B is a company duly incorporated and validly subsisting under the laws of the jurisdiction where its business would require such a qualification.

3.2

That Party B has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

3.3

That Party B warrants having the financial capabilities to meet all the operating expenditure requirements of the project under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

3.4

That Party B assures that immediately upon successful signing of this Agreement by Party A and Party B and is registered with Mineral Resources Authority (MRA) of the PNG government, it will purchase and bring in a new set of alluvial mining plant and equipment suitable for optimum, efficient and cost effective production operations within ML296-301 and ML278 at Koranga, Wau, Morobe Province, PNG.

3.5

That Party B through its management and ownership rights reserves all rights to remove and/or replace any equipment from the site with intent to minimize costs and/or increase production for collective benefits, without any reference to Party A.

3.6

That Party B has the necessary expertise as the Operator to carry out mechanized alluvial mining operations under the gold mining leases known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

3.7	That Party B shall assume all the rights, obligations and statues of arising from Party B's role as the Operator pursuant to this Agreement.

3.8

That Party B shall represent the Party A in any dealings with the Government in respect of ML296-301 and ML278 and sign any submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government.

4.	TERM

4.1

Unless earlier terminated by agreement of all parties having an Interest provided for herein, the Joint Venture and this Agreement or this Agreement as amended as per section 7.2 of this Agreement shall remain in full force and effect for so long as any party has any right, title or Interest in the Property and for a period up to the time all economically viable gold resources on ML278 and ML296-301 are depleted or situations arise such that further mining is not possible as per section 9.0 of this Agreement. Termination of this Agreement shall not, however, relieve any party from any obligations therefore accrued but unsatisfied, or from its obligations with respect to rehabilitation of the mine site and reclamation.

Party A initials	Page 5 of 8	Party B initials

5.	NOTICE

5.1

Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same in person, email, or phone communication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof.

6.	WAIVER

6.1

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom waiver is claimed. Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

7.	AMENDMENTS

7.1

This Agreement constitutes the entire agreement between parties with respect to the subject matter hereof and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express as implied, statutory or otherwise between the parties as any of them with respect to the subject matter hereof.

7.2

This agreement as it is will remain in force until an agreed time as of the time this agreement is signed and effective where the JV partners, namely Party A and Party B will through a meeting review and suggest amendments based on the experiences from the past operations on this JV project. That review term in this JV agreement shall be no less than 5 years.

8.	SEVERABILITY

8.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity legality and enforceability of such provision shall not in any way be affected or impaired thereby in other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way affected or impaired thereby.

Party A initials	Page 6 of 8	Party B initials

9.	FORCE MAJEURE

9.1

Notwithstanding anything herein contained to the contrary, if any Party is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any caused beyond its reasonable control, excluding only lack of finances, then, subject to, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persist or remains in effect regardless of the length of such total period.

9.2

Any Party claiming suspension of its obligations as aforesaid shall promptly notify the other Parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labout disturbance or dispute, strike or lockout shall be wholly in the discretion of the Partly claiming suspension of its obligations by reason thereof, and that Party shall not be required to accede to the demands of its opponents in any such labor disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.

9.3

The extension of time for the observance of conditions or performances of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

10.	SUCCESSORS AND ASSIGNS

10.1	This Agreement shall ensure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

11.	GOVERNING LAW AND ATTORNMENT

11.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Independent State of Papua New Guinea and the parties hereby irrevocably attorney to the jurisdiction of the courts thereof.

12.	TIME ESSENCE

12.1	Time wherever mentioned herein shall be of the essence.

Party A initials	Page 7 of 8	Party B initials

IN WITNESS WHEREOF the parties have executed this agreement as of the day and year first above written.

Agreed and signed By:

The Lease Holders of ML296-301 and ML278:

Oari Gambo for Williong Gambo	James Koitimara for Koitimara Liam

Bun Mang	Kula Seonjin

Yowas Juari	Bataki Tiving

Tom Marika

Five Arrows Limited

Mr Richard Wilson, CEO

Party A initials	Page 8 of 8	Party B initials

Exhibit C

Five Arrows Limited

Suite 201 Rogers Office Building

Edward Wallace Rey Drive

George Hill, Anguilla

November 10th 2015

ws@bigpond.net.au

Attention: Warren Sheppard

Dear Warren:

I hereby confirm that the Koranga Joint Venture was part of the February 14, 2014 assignment, it consisted all of the rights, title and interest in and to those certain items of personal property in a Joint Venture with the landowners 296-301, as per JV Agreement dated February 28th 2014.

Should you need any further details please contact me. Yours faithfully

RICHARD WILSON

DIRECTOR CEO

 Exhibit D

WRITTEN CONSENT

OF THE BOARD OF DIRECTORS

OF

KIBUSH CAPITAL CORPORATION

The undersigned, being the sole director of Kibush Capital Corporation, a Nevada corporation (the "Corporation"), and acting pursuant to Nevada General Corporation Law and the Bylaws of the Corporation, hereby adopts the following resolutions by Unanimous Written Consent, which shall have the same force and effect as if unanimously adopted at a duly convened meeting of the Board of Directors of the Corporation, a copy of which shall be filed with the minutes of the Corporation.

WHEREAS, the Board of Directors deems it in the best interests of the Corporation and its shareholders to purchase an Interest in Papua New Guinea known as Koranga Joint Venture,

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation execute and deliver the Assignment and Assumption Agreement with Five Arrows Limited, a company incorporated in Anguilla ("Five Arrows"), pursuant to which the Corporation will assume all of the obligations of Five Arrows pursuant to the Joint Venture dated February 14 2014, between Five Arrows and the Landowners of Koranga; and be it further

RESOLVED, that in consideration for the assignment, the Corporation issue 40,000,000 shares of common stock to Five Arrows, said shares shall be duly authorized, fully paid and non-assessable; and be it further

RESOLVED, that any and all actions heretofore or hereafter taken by the officers or directors of the Corporation within the terms of any of the foregoing resolutions are hereby ratified and confirmed as the act and deed of the Corporation; and be it further

RESOLVED, that each of the officers and the directors of the Corporation is hereby authorized and directed to execute and deliver any and all documents and to take such other action as he deems necessary, advisable, or appropriate to carry out the purposes and intent, but within the limitations, of the foregoing resolutions.

Dated: February 18th, 2014

Warren Sheppard

Exhibit E

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made on 28th of February 2014 by and between the following parties:

PARTY A: The Lease Holders of ML296-301 and ML278 known as Gambo Gambo, Bun Mang, Yowas Juari, Tom Marika, James Koitimara for Koitimara Liam, Kula Seonjin, and Bataki Tiving at Koranga in Wau, Morobe Province, Papua New Guinea of the one part (hereinafter referred to as Leaseholders);

And

PARTY B: Kibush Capital Corp., 10 Union Avenue Suite # 5,Lynbrook, New York 11563, United States of America.

RECITALS:

A.	That Party A and Party B have agreed to enter into a Joint Venture agreement for the purpose of mechanized alluvial gold mining operations under the terms and conditions set out herein.

B.

That Party A comprises ion Gambo, Bun Mang, Yowas Juari, Tom Marika, James Koitimara for Koitimara Liam, Kula Seonjin, and Bataki Tiving and are the legal mining tenement holders of a valid alluvial gold mining leases known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

C.

That Party B is a company duly incorporated and registered in the United States of America of 10 Union Ave, Suite # 5, Lynbrook, New York 11563, represented by Mr Warren Sheppard or it's nominated Contract Mining Company shall carry out alluvial gold mining operations on ML296-301 and ML278 and Party B shall meet all the operating expenditure requirements of the project.

D.

That Party A shall be entitled to 30% of the Net Profit of the Joint Venture Entity, and PARTY B shall be entitled to the remaining 70% Net Profit as the financier and operator of the tenement upon execution of this agreement.

Party A initials	Page 1 of 8	Party B initials

NOW THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the promises and of the mutual covenants and agreement herein contained, the parties hereto have agreed and to hereby agree as follows:

1.	The Joint Venture Terms and Conditions

1.1

The parties hereby agree to associate and participate in a joint venture agreement for the sole purpose of carrying out mechanized alluvial mining operations under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

1.2

That Party B as the Operator shall finance and carry out mechanized alluvial mining operations under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

1.3

The Party B shall assume all the rights, duties, obligations and statues of arising from Party B's role as the Operator pursuant to this Agreement and the respective initial rights of Party B in ML296-301 and ML278, shall be 70% and Party A shall maintain 30% of the rights herein under.

1.4

That the ownership of all assets including but not limited to equipment purchased or any other structures built on site will remain solely as the property of Party B and Party A irrevocably agrees not to ever claim ownership of such assets or to cause the loss of ownership of such assets from Party B.

1.5

That Party A and Party B each respectively set aside 1% of their share from the Net Profit (1% from Party A and 1% from Party B) will set aside in a nominated trust account 2% of the profits made from the operations for landowners, the government or whoever that has the legal right over the land as required by the mining policy. In the event such funds are not utilized or such purposes as described, Party A and Party B shall be entitled to claim back their contributions into the nominated trust account.

1.6

That Party B shall have the authority under as ML296-301 and ML278 to manage and carry out mining operations, to enter into contracts and sub- contracts with third Parties on behalf of the Joint Venture herein and to incur all costs required for such purpose.

1.7

That Party B will give first priority to the lease holders, their relatives followed by the local Wau community employment opportunities given they have the appropriate skills and experience required. However, Party B shall reserve the rights to recruit any employee from the local community or other communities/provinces, or foreigners without reference nor approval from anyone.

1.8

That Party B will give first priority on spin off business engagements to the lease holders if they or their partners have the required capacity, experience and reputation to provide the services to standards and within budgets and time frame. However, Party B shall have the discretion to engage any party to carry out any work as required for the project without reference nor approval from Party A.

Party A initials	Page 2 of 8	Party B initials

1.9

That Party B shall represent the Party A in any dealings with the Government in respect of ML296-301 and ML278 and sign any submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government.

1.10

That Party A will ensure through its Mining Lease Holding rights, privileges and powers organise in a fair and practical manner, a smoother resettlement of settlers currently settled within the mining leases when the progress of the mining operations warrants that such an exercise is crucial and necessary. Party B will be willing to assist Party A in whatever capacity that is reasonable and fair.

1.11

That the Parties hereto acknowledge that this Agreement is subject to any and all approvals as may be required under the mining Act of 1992 (PNG) or any successor statute thereto and the parties convenient and agree to each use their best efforts to obtain any and all such approvals as may be necessary in order to give effect to the provisions of this Agreement. The Office of the Registrar will be notified in the first instances and enter into a registration of the same to effect the agreement.

2.	Representations, Warranties and Covenants of Party A

2.1

That Party A warrants that Party A is the mining tenement holder of valid alluvial gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located in Wau, Morobe Province, Papua New Guinea and is bounded by straight lines joining the geographical co-ordinate points tabulated herein:

Point No	Easting	Northing
1	146˚42'51.79176"E	-7˚20'4.233516"N
2	146˚42'48.87864"E	-7˚19'55.946964"N
3	146˚42'48.35304"E	-7˚19'56.785944"N
4	146˚42'43.05708"E	-7˚20'0.805452"N
5	146˚42'37.50444"E	-7˚20'3.119028"N
6	146˚42'51.35.019"E	-7˚19'56.132112"N
7	146˚42'35.514"E	-7˚19'54.369408"N
8	146˚42'33.96168"E	-7˚19'53.602644"N
9	146˚42'22.00752"E	-7˚19'58.602612"N
10	146˚42'22.76856"E	-7˚20'0.126816"N
11	146˚42'26.50608"E	-7˚20'10.829112"N
12	146˚42'39.46176"E	-7˚20'8.729376"N

Party A initials	Page 3 of 8	Party B initials

2.2

That Party A has full power and authority to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

2.3

That Party A hereby warrants that Party B shall be the only legal and valid joint venture partner pursuant to the joint venture arrangement hereon and any other previous joint venture arrangements with any other parties shall be considered null and void with immediate effect. That Party A further warrants that Party A does not have any valid and binding agreement under ML296-301 and ML278 with any other parties and will not attempt to solicit any other parties to work under ML296-301 and ML278. That Party A also warrants that Party A will not assign, transfer mortgage or otherwise dispose of all any aprt of its under ML296-301 and ML278 nor grant any other party any rights to carry on any activities on under ML296-301 and ML278 unless the assignee, transferee, mortgagee or dispose or the grantee (as the case may be) first enters into a binding written agreement with the parties hereto agreeing to be bound by this Agreement.

2.4

That Party A warrants to ensure that Party B has full and unrestricted access to project site under ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea and Part A also warrants that no other prospective parties shall be allowed to enter into the boundary of the project site without prior approval from Party B.

2.5

That Party A warrants to provide full cooperation to Party B and/or its representatives, nominees, permitted assigns etc for the purpose of carrying out commercial mining operations under ML296-301 and ML278.

2.6

That Party A irrevocably agrees that the rights of Party B in relation to in ML296-301 and ML278, constitute a caveat interest such that each of the other parties hereto is entitled to and maintain a caveat under the Mining Act 1992 (PNG) or any successor statue thereto to protect their rights hereunder and Party A will take no action to seek the removal of any caveat so lodged.

2.7

That Party A warrants that if Party B ceases operation, Party B shall be allowed to forthwith retrieve all of its assets, property, books, records, and other property relating to the joint venture arrangement herein without any restriction from Party A.

3.	Representations, Warranties and Covenants of Party B

3.1	That Party B is a company duly incorporated and validly subsisting under the laws of the jurisdiction where its business would require such a qualification.

Party A initials	Page 4 of 8	Party B initials

3.2

That Party B has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder.

3.3

That Party B warrants having the financial capabilities to meet all the operating expenditure requirements of the project under the gold mining licenses known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

3.4

That Party B assures that immediately upon successful signing of this Agreement by Party A and Party B and is registered with Mineral Resources Authority (MRA) of the PNG government, it will purchase and bring in a new set of alluvial mining plant and equipment suitable for optimum, efficient and cost effective production operations within ML296-301 and ML278 at Koranga, Wau, Morobe Province, PNG.

3.5

That Party B through its management and ownership rights reserves all rights to remove and/or replace any equipment from the site with intent to minimize costs and/or increase production for collective benefits, without any reference to Party A.

3.6

That Party B has the necessary expertise as the Operator to carry out mechanized alluvial mining operations under the gold mining leases known as ML296-301 and ML278 totalling approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea.

3.7	That Party B shall assume all the rights, obligations and statues of arising from Party B's role as the Operator pursuant to this Agreement.

3.8

That Party B shall represent the Party A in any dealings with the Government in respect of ML296-301 and ML278 and sign any submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government.

4.	TERM

4.1

Unless earlier terminated by agreement of all parties having an Interest provided for herein, the Joint Venture and this Agreement or this Agreement as amended as per section 7.2 of this Agreement shall remain in full force and effect for so long as any party has any right, title or Interest in the Property and for a period up to the time all economically viable gold resources on ML278 and ML296-301 are depleted or situations arise such that further mining is not possible as per section 9.0 of this Agreement. Termination of this Agreement shall not, however, relieve any party from any obligations therefore accrued but unsatisfied, or from its obligations with respect to rehabilitation of the mine site and reclamation.

Party A initials	Page 5 of 8	Party B initials

5.	NOTICE

5.1

Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same in person, email, or phone communication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof.

6.	WAIVER

6.1

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom waiver is claimed. Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

7.	AMENDMENTS

7.1

This Agreement constitutes the entire agreement between parties with respect to the subject matter hereof and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express as implied, statutory or otherwise between the parties as any of them with respect to the subject matter hereof.

7.2

This agreement as it is will remain in force until an agreed time as of the time this agreement is signed and effective where the JV partners, namely Party A and Party B will through a meeting review and suggest amendments based on the experiences from the past operations on this JV project. That review term in this JV agreement shall be no less than 5 years.

8.	SEVERABILITY

8.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity legality and enforceability of such provision shall not in any way be affected or impaired thereby in other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way affected or impaired thereby.

Party A initials	Page 6 of 8	Party B initials

9.	FORCE MAJEURE

9.1

Notwithstanding anything herein contained to the contrary, if any Party is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any caused beyond its reasonable control, excluding only lack of finances, then, subject to, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persist or remains in effect regardless of the length of such total period.

9.2

Any Party claiming suspension of its obligations as aforesaid shall promptly notify the other Parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labout disturbance or dispute, strike or lockout shall be wholly in the discretion of the Partly claiming suspension of its obligations by reason thereof, and that Party shall not be required to accede to the demands of its opponents in any such labor disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.

9.3

The extension of time for the observance of conditions or performances of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

10.	SUCCESSORS AND ASSIGNS

10.1	This Agreement shall ensure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

11.	GOVERNING LAW AND ATTORNMENT

11.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Independent State of Papua New Guinea and the parties hereby irrevocably attorney to the jurisdiction of the courts thereof.

12.	TIME ESSENCE

12.1	Time wherever mentioned herein shall be of the essence.

Party A initials	Page 7 of 8	Party B initials

IN WITNESS WHEREOF the parties have executed this agreement as of the day and year first above written.

Agreed and signed By:

The Lease Holders of ML296-301 and ML278:

Qari Gambo for Williong Gambo	James Koitimara for Koitimara Liam

Bun Mang	Kula Seonjin

Yowas Juari	Bataki Tiving

Tom Marika

Kibush Capital Corporation Limited

Warren Sheppard, CEO

Party A initials	Page 7 of 8	Party B initials

Exhibit F

INDEPENDENT STATE OF

PAPUA NEW GUINEA

Companies Act 1997

Sections 14 & 442	Form 5

Certificate of Incorporation

AQUA MINING (PNG) LIMITED

1-102146

I certify that

AQUA MINING (PNG) LIMITED

was incorporated under the Companies Act 1997

on 26 May 2014

Given under my hand and seal on 26 May 2014.

Alex Tongayu
Registrar of Companies

The validation code for this Certificate of Incorporation is COMPANIES-98745873. To check the validity of this certificate enter

http://www.ipa.gov.pg.jpgcompanies/verify/1-102146/COMPANIES-98745873.html in your browser.

Certificate generated 26 May 2014 01:39 PM PGT

Pgeg 1 of 1

Exhibit G

INDEPENDENT STATE OF

PAPUA NEW GUINEA

Companies Act 1997

Company Extract

As at 26 May 2014

AQUA MINING (PNG) LIMITED

1-102146

General Details
Local
Company Type:

Company Status:	Registered

Incorporation Date:	26 May 2014

Cessation Date:

Annual Return Filing Month:	May

Previous Names	There are no previous names for this company recorded

Addresses

Registered Office Address:	Section 355, Allotment 022, GEREHU, National Capital District, Papua New Guinea

Address for Service:	Section 355, Allotment 022, GEREHU, National Capital District, Papua New Guinea

Postal Address:	Po Box 3245, BOROKO, National Capital District, Papua New Guinea

Directors

Director

Individual Name:	Vincent APPO

Nationality:	Papua New Guinea

Residential Address:	Section 355, Allotment 022, Gerehu, National Capital District, Papua New Guinea

Postal Address:	Po Box 3245, Boroko, National Capital District, Papua New Guinea

Appointment Date:	26 May 2014

Secretaries

Secretary

Individual Name:	Joyce BODIE

Nationality:	Papua New Guinea

Residential Address:	Murray Barracks, Port Moresby, National Capital District, Papua New Guinea

Postal Address:	Po Box 3245, Boroko, National Capital District, Papua New Guinea

Appointed Date:	26 May 2014

Page 1 of 2

Shareholding

Total Shares:	1

Extensive Shareholding?:	No

Share Bundles and Shareholders

Share Bundle

Number of Shares:	1

Shareholder Individual

Name: Nationality:	Vincent APPO

Residential Address:	Papua New Guinea

Postal Address:	Section 355, Allotment 022, Gerehu, National Capital District, Papua New Guinea

Appointed Date:	Po Box 3245, Boroko, National Capital District, Papua New Guinea

26 May 2014

Filings (1)

Filing

Filing Date:	26 May 2014

Filing Name:	Application for Registration of a Company (Form 1)

--- END OF EXTRACT ---

Page 2 of 2

Exhibit H

Companies Act 1997

Form 10

 Section 44(1)

NOTICE OF ISSUE OF SHARES

Company number.
1-102146

Note: Information in this form must be either typed or handwritten in block letters. Where there is insufficient space on the form to supply the information required, annexe a separate sheet in the same format containing the information. Complete all items in this form.

1.	Company name.	AQUA MINING (PNG) LTD

2.	Total number of shares issued the subject of this notice.	NINETY NINE

3.	Total number of shares now on issue.	ONE HUNDRED

Note: Insert the total number of valid shares on issue at the date of this form. Do not include shares that have been cancelled or redeemed, or that are no longer on issue.

4.	Declaration and signature.
I certify that the information in this form is true and correct, and the copy of every document submitted with this form is a true and correct copy of the original document.

Signature of Director or Secretary:
VINCENT APPO

Name of Director or Secretary:

Role:	DIRECTOR	Date:	JUNE 2ND 2014

Note: Where shares are issued which confer rights other than those set out in Section 37(1) a document setting out the terms of issue of the shares must accompany this form as required by Section 44(3). Where shares are issued for consideration (whether totally or partially) other than cash, a copy of the directors' certificate required under Section 47(2) must be annexed to this form. Any copy document must be certified in accordance with Section 9 of the Companies Regulation.

Please turn over and ensure page 2 of this form is also completed.

Submitted by: _____________________________________

Address: _________________________________________

________________________________________________

Telephone: _______________________________________

Office use only. Submitted to the Office of the Registrar on:

5. Details of shareholders.

Given names (natural persons only)	Surname or corporate name and registration number, if applicable	Residential address or address of registered office	Date of birth (natural persons only)	Nationality or country of incorporation
VINCENT	APPO KIBUSH CAPITAL CORP	SECT 335 ALLOTMENT 22 GEREHU NATIONAL CAPITAL DISTRICT PAPUA NEW GUINEA FRANKLIN AVE SUITE 10 VALLEY STREAM NEW YORK	24/03/1968	PNG NEVADA

Note: Initials are not sufficient for the given names of a shareholder. The suburb, and street name and number, or the allotment and section number or portion number, and the district and province must be stated for the residential address or registered office. The country must also be stated if it is not Papua New Guinea.

6. Details of shares.

Name of shareholder (from Item 5)	Class of shares	Number of shares	Date of issue	Price per share	Consideration for shares
KIBUSH CAPITAL CORP VINCENT APPO	ORDINARY ORDINARY	49 50	02/06/2014 02/06/2014	1 PGK 1 PGK	49 PGK 50 PGK

Note: The consideration for shares must be stated as cash, consideration other than cash, or both. Where the consideration is not c ash, details of the consideration must be specified. A company which complies with Sections 67 and 68, does not need to complete Items 5 and 6 where the number of shareholders who have been issued shares the subject of this notice exceeds 100, or the company is subject to a listing agreement with a stock exchange.